SECURITIES AND EXCHANGE COMMISSION


                   WASHINGTON, D.C.  20549

                       SCHEDULE 14D-l
          TENDER OFFER STATEMENT PURSUANT TO SECTION
        14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                    CHEYENNE SOFTWARE, INC.
__________________________________________________________________
                   (Name of Subject Company)

                   TSE-TSEHESE-STAESTSE, INC.
              COMPUTER ASSOCIATES INTERNATIONAL, INC.
__________________________________________________________________
                            (Bidder)

             COMMON STOCK, PAR VALUE $.01 PER SHARE
  SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
__________________________________________________________________
                  (Title of Class of Securities)

                            166888107
__________________________________________________________________
                (CUSIP Number of Class of Securities)

                           SANJAY KUMAR
                     TSE-TSEHESE-STAESTSE, INC.
             C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                  ONE COMPUTER ASSOCIATES PLAZA
                  ISLANDIA, NEW YORK 11788-7000
                   TELEPHONE:  (516) 342-5224
__________________________________________________________________
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                            COPIES TO:
                        SCOTT F. SMITH, ESQ.
                       HOWARD, DARBY & LEVIN
                    1330 AVENUE OF THE AMERICAS
                      NEW YORK, NEW YORK  10019
                     TELEPHONE:  (212) 841-1000
__________________________________________________________________

                      CALCULATION OF FILING FEE
               ===========================================

   TRANSACTION VALUATION*                    AMOUNT OF FILING FEE

   $1,150,198,432                                          $230,040

               ===========================================


* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 37,711,424 shares of common stock, par value $.01 per share, including associated Preferred Stock Purchase Rights (the "Shares"), at a price per Share of $30.50 in cash. Such number of Shares represents all of the Shares outstanding as of October 7, 1996.




__ Check box if any part of the fee is offset as provided by Rule

0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  None.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.


                       Page 1 of 7 Pages
                 Exhibit Index begins on Page 7

1.   Security and Subject Company.

(a) The name of the subject company is Cheyenne Software, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 3 Expressway Plaza, Roslyn Heights, New York 11577.

(b) This Statement on Schedule 14D-1 relates to the offer by Merger Subsidiary (defined below), to purchase all outstanding shares of Common Stock, par value $.01 per share, including associated Preferred Stock Purchase Rights (the "Shares"), of the Company at $30.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").
The information set forth in the Introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

(c)  The information set forth in Section 6 ("Price Range of
Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

2.   Identity and Background.
          (a)-(d) and (g) This Statement on Schedule 14D-1 is filed by Tse-tsehese-staestse, Inc. ("Merger Subsidiary") and Computer Associates International, Inc. ("Computer Associates"), each of which is a Delaware corporation. Merger Subsidiary is a wholly-owned subsidiary of Computer Associates. Information concerning the principal business and the addresses of the principal offices of Merger Subsidiary and Computer Associates is set forth in Section 8 ("Certain Information Concerning Merger Subsidiary and Computer Associates") of the Offer to Purchase, and is incorporated herein by reference. The names, business addresses, present principal occupations or employments, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of Merger Subsidiary and Computer Associates are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

          (e) and (f) None of Merger Subsidiary, Computer Associates or, to the best knowledge of such corporations, any of the persons listed on
Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

3. Past Contacts, Transactions or Negotiations with the Subject Company.

          (a) and (b) The information set forth in (i) the Introduction, Section 10 ("Background of the Offer; Past Contacts,

Transactions or Negotiations with the Company"), Section 11 ("Purpose of the Offer; Merger Agreement; Appraisal Rights") and Schedule I to the

Offer to Purchase, (ii) the Agreement and Plan of Merger, dated as of October 7, 1996 (the "Merger Agreement"), among the Company, Computer Associates and Merger Subsidiary, a copy of which is attached as Exhibit
(c)(1) hereto, and (iii) the Confidentiality Agreement, dated October 1, 1996 (the "Confidentiality Agreement"), between Computer Associates and the Company, a copy of which is attached as Exhibit (c)(2) hereto, respectively, is incorporated herein by reference.

4.    Source and Amount of Funds or Other Consideration.

      (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

      (c) Not applicable.


5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

      (a)-(e)  The information set forth in the Introduction and

Section 11 ("Purpose of the Offer; Merger Agreement; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

      (f) and (g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Stock Quotations, Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

6.    Interest in Securities of the Subject Company.

      (a) None.

      (b) Not applicable.

7. Contracts, Arrangements, Understandings or Relation-ships with Respect to the Subject Company's Securities.

      The information set forth in (i) the Introduction, Section 8

("Certain Information Concerning Merger Subsidiary and Computer
Associates"), Section 10 ("Background of the Offer; Past Contacts,

Transactions or Negotiations with the Company") and Section 11 ("Purpose of the Offer; Merger Agreement; Appraisal Rights") of the Offer to Purchase,
(ii) the Merger Agreement, and (iii) the Confidentiality Agreement, respectively, is incorporated herein by reference.

8.    Persons Retained, Employed or to be Compensated.

      The information set forth in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

9.    Financial Statements of Certain Bidders.

      The information set forth in Section 8 ("Certain Information

Concerning Merger Subsidiary and Computer Associates") of the Offer to Purchase, and such information and the consolidated financial statements of Computer Associates in Computer Associates' Annual Report on Form 10-K for the fiscal year ended March 31, 1996 and Quarterly Report for the three months ended June 30, 1996, respectively, are incorporated herein by reference.

10.   Additional Information.

      (a) The information set forth in Section 11 ("Purpose of the Offer; Merger Agreement; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

      (b)-(d)  The information set forth in Section 16 ("Certain

Legal Matters; Regulatory Approvals") of the Offer to Purchase is

incorporated herein by reference.

      (e)  None.

      (f)  The information set forth in (i) the Offer to Purchase,

(ii) the Letter of Transmittal, (iii) the Merger Agreement, and (iv) the Confidentiality Agreement, respectively, is incorporated herein by reference.


11.        Material to be Filed as Exhibits.

(a)(1)     Offer to Purchase dated October 11, 1996.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees.

(a)(5)     Form of Letter to Clients for use by Brokers, Dealers,

           Commercial Banks, Trust Companies and Other Nominees.

(a)(6)     Text of joint press release issued by Computer
           Associates  and the Company dated October 7, 1996.

(a)(7)     Guidelines for Certification of Taxpayer Identification

           Number on Substitute Form W-9.

(a)(8)     Form of summary advertisement dated October 11, 1996.

(b)(1) $1,300,000,000 Amended and Restated Credit Agreement, dated as of July 3, 1996 (previously filed as an exhibit to

           Computer Associates' 10-Q for the three months ended
           June 30, 1996 (File No. 0-10180) and incorporated herein by reference).

(b)(2) $700,000,000 Credit Agreement, dated as of July 3, 1996 (previously filed as an exhibit to Computer Associates'
            10-Q for the three months ended June 30, 1996 (File No. 0-10180) and incorporated herein by reference).

(c)(1)     Agreement and Plan of Merger, dated as of October 7,
           1996, among the Company, Computer Associates and Merger
           Subsidiary.

(c)(2) Confidentiality Agreement, dated October 1, 1996, between Computer Associates and the Company.

(d)        None.

(e)        Not applicable.

(f)        None.

                             SIGNATURE

          After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 1996



                           TSE-TSEHESE-STAESTSE, INC.


                           By/s/ Peter Schwartz
                           -------------------------
                           Name:  Peter Schwartz
                           Title:   Vice President and Treasurer





                          COMPUTER ASSOCIATES INTERNATIONAL, INC.



                             By/s/ Peter Schwartz
                             -------------------------
                             Name:  Peter Schwartz
                             Title:   Senior Vice President and
                             Chief Financial Officer


                      EXHIBIT INDEX

Exhibit
Number         Exhibit Name
------         -------------

(a)(1)        Offer to Purchase dated October 11, 1996.

(a)(2)        Form of Letter of Transmittal.

(a)(3)        Form of Notice of Guaranteed Delivery.

(a)(4)        Form of Letter to Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees.

(a)(6)        Text of joint press release issued by Computer
              Associates and the Company dated October 7, 1996.

(a)(7)       Guidelines for Certification of Taxpayer
              Identification Number on Substitute Form W-9.

(a)(8)          Form of summary advertisement dated October 11,
              1996.

(b)(1)        $1,300,000,000 Amended and Restated Credit
              Agreement, dated as of July 3, 1996 (previously filed as an exhibit to Computer Associates' 10-Q for the three months ended June 30, 1996 (File
              No. 0-10180) and incorporated herein by
              reference).

(b)(2)        $700,000,000 Credit Agreement, dated as of July
              3, 1996 (previously filed as an exhibit to Computer Associates' 10-Q for the three months ended June 30, 1996 (File No. 0-10180) and incorporated herein by reference).

(c)(1)        Agreement and Plan of Merger, dated as of October
              7, 1996, among the Company, Computer Associates and Merger Subsidiary.

(c)(2) Confidentiality Agreement, dated October 1, 1996, between Computer Associates and the Company.

(d)           None.

(e)           Not applicable.

(f)           None.
